Section 906 Certification

Certification Pursuant to

18 U.S.C Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Metalla Royalty & Streaming Ltd., a British Columbia corporation (the "Company"), for the period ending December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  March 28, 2024

/s/ Brett Heath
Brett Heath
President and Chief Executive Officer